UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May 25, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant?s ?home country?), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.



Enclosures: Sasol appoints non-executive directors

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(?Sasol?)


SASOL APPOINTS NON-EXECUTIVE DIRECTORS

Sasol today announced that it has appointed Messrs Stephen
Westwell and Peter Robertson as independent non-executive directors with effect from 1 June 2012 and 1 July 2012, respectively.

Stephen Westwell (British)

Between 1988 and 2007 Mr Stephen Westwell held various management and executive positions for BP in South Africa, the United States of America, and the United Kingdom. These executive positions include having been the head of BP?s retail business in South Africa and board member of BP Southern Africa; Chief Executive Officer for BP Solar; and Chief Executive Officer for BP Alternative Energy. Steve then served as Group Chief of Staff and Member of BP Plc?s Executive Management Team in the UK from 2008 to 2011.

Mr Westwell previously worked for Eskom Holdings Limited in several operational capacities.

He holds a Bachelor of Science Mechanical Engineering from the University of Natal (now known as the University of KwaZulu-Natal), a Master of Business Administration from the University of Cape Town and a Master of Science Management from Stanford University. Since 2007, Steve has been a Member of the Advisory Board of the latter University?s Graduate School of Business.



Peter Robertson (British and American)

Between 1973 and 2009 Mr Peter Robertson held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom (UK) and the United States of America (USA). These executive positions include having served as the Vice-President: Finance, Chevron USA;
President: Exploration and Production Operations, Chevron USA Production Company; and President: ChevronTexaco Overseas Petroleum, USA. Peter finally served as Vice Chairman of the Board of Directors of Chevron Corporation from 2002 to 2009.


He has more than 40 years of industry experience, which includes having served as the Chairman of the US Energy Association and as a non-executive director of Sasol Chevron Holdings Limited. Peter currently serves as an Independent Senior Advisor to the oil and gas sector of Deloitte LLP, where he advises Deloitte?s oil and gas leadership on the critical issues facing the industry.

Mr Robertson holds a Bachelor of Science Mechanical
Engineering from the University of Edinburgh and a Master of Business Administration from the University of Pennsylvania.

?We are pleased to welcome directors of the calibre and standing of Steve and Peter to the Sasol Board. Their industry experience will complement the depth and diversity of experience on the Board?, said Sasol Chairman, Hixonia
Nyasulu.

25 May 2012
Johannesburg
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

































SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 25, 2012				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary